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EXHIBIT 99.2


FOR IMMEDIATE RELEASE                   FOR ADDITIONAL INFORMATION
JANUARY 28, 1999                        CONTACT:  LARRY R. LINHART
                                                  CHAIRMAN, PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER
                                                  614/895-1313, EXT. 3021

AMERILINK CORPORATION SIGNS AGREEMENT TO ACQUIRE
MIDWEST COMPUTER CABLE

COLUMBUS, Ohio, January 28, 1999 -- AmeriLink Corporation (NASDAQ: ALNK) announced today that it is close to reaching an agreement to merge Midwest Computer Cable, Inc., a privately owned cabling installation firm headquartered in Des Moines, Iowa, into a wholly-owned subsidiary of AmeriLink Corporation. Midwest Computer Cable provides installation and maintenance services for premise cabling systems through six offices located in Iowa, Kansas, Ohio, and Texas. During 1998, Midwest Computer Cable recorded annual revenues in excess of $11 million. Finalization of the merger is expected to occur within 10 days. There can be no assurance that a final agreement will be achieved until definitive agreements have been executed.

Larry R. Linhart, President of AmeriLink Corporation, stated, "We are very excited to announce our first acquisition. Midwest Computer Cable has an outstanding reputation for high quality service and brings with it a young, aggressive management team that is committed to working with us to build our commercial cabling and installation business. The additional offices, management, and technicians which we both gain from this merger will enable us to serve our combined customers better and to accelerate our individual growth plans."

Larry Kendall, President of Midwest Computer Cable, said, "I am extremely excited about the potential this merger means for our customers and our employees. Access to AmeriLink's nationwide system of field offices, operations support, and financial resources will be a significant advantage to us as we continue our aggressive growth."

AmeriLink Corporation designs, constructs, installs and maintains cabling systems on a national basis for the transmission of video, voice and data. The Company offers its services to providers of telecommunications services, including cable television multiple system operators; traditional telephone service providers (including local exchange carriers and long distance carriers); competitive local exchange carriers; Direct Broadcast Satellite providers; and users of Local Area Network systems. For additional information on AmeriLink Corporation, you may access their website at www.nacom-amerilink.com

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